Mail Stop 3561

January 3, 2008

Via Facsimile and U.S. Mail 858-536-1791

Joseph L. Wulkowicz
Vice President and Chief Financial Officer
Steakhouse Partners, Inc.
10200 Willow Creek Road
San Diego, CA 92131

> Re: **Steakhouse Partners, Inc.**
> **File No: 0-23739**
> **Form 10-K: For the year ended December 26, 2006**

Dear Mr.Wulkowicz:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief